  EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

August 24, 2015	Trading Symbols: TSX Venture – CLH OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL INCREASES SIZE OF NON-BROKERED PRIVATE PLACEMENT

Coral Gold Resources Ltd. (the “Company”) announces that further to its news release of August 14, 2015, it has increased the size of its previously announced non-brokered private placement from 2,500,000 units to up to 4,500,000 units (the “Units”) at a price of $0.05 per unit for gross proceeds of up to $225,000. As previously announced, each unit will consist of one common share and one non-transferrable share purchase warrant. Each warrant will entitle the investor to purchase one additional common share in the capital of the Company at an exercise price of $0.10 for a period of two (2) years from the date of closing of the private placement.

No commissions or fees are payable in connection with this financing. The net proceeds of this Offering will be used to maintain the Company’s existing operations and general working capital requirements.

The financing is subject to the acceptance of the TSX Venture Exchange. The securities issued by the Company in connection with this financing are subject to a 4-month “hold period” from the date of distribution, as prescribed by the policies of the TSX Venture Exchange and applicable securities laws.

On Behalf of the Board

“David Wolfin”

______________________________

David Wolfin

President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.